SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 April 4, 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated April 4, 2008 re: Block Listing of Shares

                            Regulatory Announcement





Lloyds TSB Group plc
Block Listing of Shares



Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 62,300,000 ordinary shares of 25p each in Lloyds TSB Group plc. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the Lloyds TSB Group sharesave scheme 1997, the Lloyds TSB Group sharesave scheme 2007 and the Lloyds TSB Group No. 2 executive share option scheme 1997 (the "Plans"). Participants in the Plans have or will become entitled to these shares following the exercise of share options. These shares will rank equally with the existing issued ordinary shares of the Company.



4th April, 2008




Contacts:

Sharon Slattery                              Mark Lidiard

Senior Assistant Secretary                   Group Communications Director

Lloyds TSB Group plc                         Lloyds TSB Group plc

020 73561034                                 020 73561008

Email: sharon.slattery@lloydstsb.co.uk       Email: mark.lidiard@lloydstsb.co.uk






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     April 4, 2008